UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        AEGIS COMMUNICATIONS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00760B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 pages)

                                  SCHEDULE 13D


------------------------                                 -----------------------
CUSIP No.  00760B105                                         Page 2 of 12 Pages
------------------------                                 -----------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deutsche Bank AG
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                       (b)[ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  WC (See Item 3)
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
------------ -------------------------------------------------------------------
       NUMBER OF              7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0  (SEE ITEM 5)
        OWNED BY           -------- --------------------------------------------
          EACH                8     SHARED VOTING POWER
       REPORTING                    33,974,174 (SEE ITEM 5)
         PERSON
          WITH
                          --------- --------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)
                          --------- --------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                      33,974,174 (SEE ITEM 5)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,974,174  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.7%  (SEE ITEM 5)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  BK
------------ -------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No.  00760B105                                          Page 3 of 12 Pages
------------------------                                ------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Advisors, L.L.C.
------------ -------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b)[X]
------------ -------------------------------------------------------------------
      3      SEC USE ONLY
------------ -------------------------------------------------------------------
      4      SOURCE OF FUNDS
                  AF
------------ -------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------ ---------- --------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        0  (SEE ITEM 5)
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                         ---------- --------------------------------------------

                             8      SHARED VOTING POWER

                                    33,974,174  (SEE ITEM 5)
                         ---------- --------------------------------------------

                             9      SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)
                         ---------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                         33,974,174  (SEE ITEM 5)
------------------------ ---------- --------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,974,174  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.7%  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  IA
------------ -------------------------------------------------------------------

Item 1.    Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to warrants to purchase a certain number of shares of common stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

Item 2.    Identity and Background.

     This Statement is being filed by DB Advisors, L.L.C. ("DB Advisors") and Deutsche Bank AG ("Deutsche Bank", together with DB Advisors, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     DB Advisors is a limited liability company organized under the laws of Delaware, and is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities associated with this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

     The address of the principal office of DB Advisors is 280 Park Avenue, New York, New York 10017. The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

     The principal business activity of DB Advisors is to act as a proprietary trading group that invests in publicly listed companies undergoing financial or operational restructuring. The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

     In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

     Set forth on Schedules A-1 and A-2 to this Statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     Pursuant to the terms of the Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of November 5, 2003, by and between the Company, Deutsche Bank AG-London acting through DB Advisors as investment advisor and Essar Global Limited, a company organized under the laws of Mauritius ("Essar"), Deutsche Bank, acting through its London Branch and DB Advisors, agreed to purchase a non-convertible secured promissory note in the principal amount of $14,087,352 (the "Note"), and warrants to purchase 263,329,130 shares of the Company's Common Stock (the "Warrants"). On November 5, 2003, warrants to purchase 33,974,174 shares of Common Stock (the "Initial Warrants") were issued to Deutsche Bank. The Company will issue warrants to purchase 229,329,130 shares of Common Stock to the London branch of Deutsche Bank upon the satisfaction of certain conditions including the increase of the Company's authorized share capital (the "Subsequent Warrants").

     All funds used by DB Advisors to acquire the above-listed securities were provided to DB Advisors by Deutsche Bank. Deutsche Bank provided the funds out of working capital.

Item 4.  Purpose of Transaction.

     Deutsche Bank purchased the securities covered by this Statement in order to acquire an interest in the Company for investment purposes. Deutsche Bank intends to review continuously its position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Deutsche Bank may (i) exercise its right to purchase Common Stock pursuant to the Warrants, (ii) retain or dispose of all or a portion of the Note, the Warrants and/or Common Stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise or
(iii) purchase or dispose of any other securities of the Company.

     Pursuant to the terms of the Purchase Agreement and subject to applicable laws and regulations, Deutsche Bank has the right to designate three out of ten directors for appointment to the Board of Directors of the Company.

     Pursuant to the terms of the Purchase Agreement and subject to applicable laws and regulations, the Company has used the proceeds from both the sale of the securities covered by this Statement and the sale of similar securities under the Purchase Agreement to Essar to retire its senior and subordinated debt.

     Simultaneously with execution of the Purchase Agreement, Questor Partners Fund II, L.P., a Delaware limited partnership, Questor Side-by-Side Partners II, L.P., a Delaware limited partnership, and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership (each a "Questor Party" and collectively the "Questor Parties"), and Thayer Equity Investors III, L.P., a Delaware limited partnership, and TC Co-Investors, LLC, a Delaware limited liability company, executed a written consent in which they consented to the amendment of the Company's Amended and Restated Certificate of Incorporation to increase the Company's number of authorized shares of Common Stock from 200,000,000 to 800,000,000, and the amendment of the Series F Preferred Stock Certificate of Designation to increase the number of shares of Common Stock into which each share of Series F Preferred Stock is convertible. Such amendments will occur following the Company's filing with the SEC and distribution to its stockholders of an information statement in accordance with Section 14(c) of the Exchange Act, in the form provided by Schedule 14C promulgated pursuant thereto. After the amendment of the Series F Preferred Stock Certificate of Designation, the Questor Parties' remaining 23,375 shares of Series F Preferred Stock will be convertible into 46,910,503 shares of Common Stock (an increase from the 34,527,594 shares of Common Stock into which those shares of Series F Preferred Stock are currently convertible), and the Questor Parties have committed in the Stockholders Agreement (as described below) to convert these remaining shares of Series F Preferred Stock into Common Stock following such amendments and the satisfaction of certain other conditions.

     In addition, the matters set forth in Item 6 below are incorporated in this
Item 4 by reference as if fully set forth herein.

     Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.

(a)-(b) On November 5, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Initial Warrants. Based on the 84,623,580 shares of Common Stock outstanding as of November 5, 2003, and assuming that the Initial Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 28.65% of the outstanding Common Stock. Pursuant to the Purchase Agreement, the Company will issue the Subsequent Warrants to the London branch of Deutsche Bank upon the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise.

     In connection with the Purchase Agreement, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Stockholders Agreement (the "Stockholders Agreement"), dated November 5, 2003, by and among the Company, and the Questor Parties, Thayer Equity Investors III, L.P., TC Co-Investors, LLC, (each an "Existing Stockholder" and collectively with Essar and Deutsche Bank, the "Majority Stockholders") and Essar (collectively with Deutsche Bank, the "New Stockholders"). Pursuant to the Stockholders Agreement (as described in
Item 6 below), each of the Majority Stockholders has agreed to vote all of its shares of Common Stock and other voting securities of the Company in favor of certain designees of Deutsche Bank and Essar for election to the Board of Directors and have agreed to certain restrictions on the sale of such shares. As a result of the voting and other agreements set forth in the Shareholders Agreement, the Reporting Persons may be deemed to beneficially own the shares of stock or similar securities of the Company or any securities convertible or exchangeable into or for any such stock or similar securities, or any securities carrying any warrant or right to subscribe to or purchase any such stock or similar securities, or any such warrant or right (the "Equity Securities") held by the Majority Stockholders other than the Reporting Persons. Each Reporting Person disclaims beneficial ownership of those Equity Securities held by the Majority Stockholders other than those Reporting Persons.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Advisors.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     The response to Item 4 of this Statement is incorporated herein by reference.

Note and Warrant Purchase Agreement

     On November 5, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Purchase Agreement with the Company and Essar. Subject to the terms and conditions of the Purchase Agreement, Deutsche Bank agreed to purchase the Note and the Warrants. On November 5, 2003, the Initial Warrants were issued to Deutsche Bank. The Company will issue the Subsequent Warrants to the London branch of Deutsche Bank upon the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock.

     Set forth below is the information regarding the amount of Notes purchased by Deutsche Bank and Essar under the Purchase Agreement, as well as the number of shares of Common Stock Deutsche Bank and Essar may purchase upon exercise of their respective warrants to purchase Common Stock:

      Purchaser         Principal Amount     Shares of Common Stock Issuable     Shares of Common Stock Issuable upon
      ---------         ----------------     -------------------------------     ------------------------------------
                             of Note        upon Exercise of Initial Warrants       Exercise of Subsequent Warrants
                             -------        --------------------------------       ------------------------------

Deutsche Bank              $14,087,352                  33,974,174                            229,329,130
Essar                      $14,143,815                  34,110,343                            230,248,285

     Pursuant to the Purchase Agreement, the Company is obligated to amend its Certificate of Incorporation to increase the authorized number of shares of Common Stock and amend the Certificate of Designation of its Series F Preferred Stock to adjust the conversion rate such that, following such amendment, the 23,375 shares of Series F Preferred Stock outstanding immediately after the date of the Purchase Agreement shall be convertible into 46,910,503 shares of Common Stock on the date the Company issues the Subsequent Warrants to Deutsche Bank.

     Deutsche Bank and Essar also received certain registration rights for their securities as set forth in the Registration Rights Agreement (as described below).

     This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Registration Rights Agreement

     On November 5, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into a Registration Rights Agreement with the Company, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust (the "Registration Rights Agreement").

     If the Company qualifies for use of the applicable form of registration statement, within 90 days of execution of the Registration Rights Agreement, the Company shall file with the Securities and Exchange Commission (the "SEC"), and thereafter use its reasonable best efforts to have declared effective as soon as practicable after filing thereof, a "shelf" registration statement (a "Shelf Registration Statement") on Form S-3 pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), in each case, covering the resale of all of the shares of Common Stock issuable upon the exercise of the warrants to purchase Common Stock issued to Deutsche Bank and Essar pursuant to the Purchase Agreement or securities issuable, issued, or distributed in respect of any of the Common Stock issuable upon the exercise of such warrants (the "New Registrable Securities"). The Company shall, subject to customary terms and conditions, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective from the date that such Shelf Registration Statement is declared effective to the extent required to permit the disposition of the New Registrable Securities so registered.

     Pursuant to the Registration Rights Agreement, with certain limitations, Deutsche Bank, Essar and their permitted transferees under the Registration Rights Agreement or the Purchase Agreement (collectively, the "New Holders") may send a written request (a "Demand") to the Company which specifies the intended method or methods of disposition of all or part of the New Registrable Securities and the number of shares to be registered. After receipt of such Demand, the Company shall promptly give written notice of such request (the "Notice of Demand") to the New Holders, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust (collectively the "Existing Holders" and together with the New Holders, the "Holders"). Thereafter, the Company shall, subject to certain limitations, use its reasonable best efforts to effect as soon as practicable a registration statement under the Securities Act of all the New Registrable Securities and all of the shares of Common Stock held by, or issuable upon conversion of preferred stock to, the Existing Holders and any securities issuable or issued or distributed in respect of any of the Common Stock held by, or issuable upon conversion of preferred stock to, the Existing Holders (the "Existing Registrable Securities" and together with the New Registrable Securities, the "Registrable Securities"), that the Holders request to be registered in the Demand or a written request given within ten (10) days of the Notice of Demand by the Company; provided, however, that the aggregate value of the Registrable Securities requested to be registered (i) be at least $2,500,000 based on the closing trading price of the Common Stock on the date of such Demand, (ii) be at least 25% of the New Registrable Securities issuable upon the exercise of the warrants to purchase Common Stock initially sold to Deutsche Bank and Essar or (iii) includes all Registrable Securities which remain outstanding at such time. However, the Company may delay or defer such a filing or the effectiveness of such registration statement during no more than three (3) periods aggregating to not more than 60 days in any twelve-month period if (i) the Company would, in accordance with the advice of counsel, be required to disclose, in any prospectus included in a registration statement filed under the Securities Act pursuant to a Demand by the Holders, information not otherwise required by law to be publicly disclosed and (ii) in the reasonable judgment of the Company's Board of Directors, there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with such prospectus, would materially and adversely affect or interfere with any financing, acquisition, merger, disposition of assets (not in the ordinary course of business), corporate reorganization or other similar transaction involving the Company. The Company shall promptly give the Holders written notice of such determination containing a general statement of the reasons for such postponement and an approximation of the anticipated delay.

     If the Company proposes to register any of its Common Stock under the Securities Act, with limited exceptions, it must give written notice of such registration to all Holders at least twenty (20) days before initial filing of such registration statement. The Company must include in such registration all the Registrable Securities then outstanding and specified in a written request or requests made by Holders within ten (10) days after the date of the written notice by the Company of such registration.

     Deutsche Bank's registration rights set forth in the Registration Rights Agreement terminate when (i) a registration statement under the Securities Act covering all Registrable Securities held by Deutsche Bank has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement or (ii) all such Registrable Securities held by Deutsche Bank may be sold pursuant to Rule 144(k) of the Securities Act.

     The Company has the customary rights to delay the filing or effectiveness of any registration statement under the Registration Rights Agreement. The Registration Rights Agreement contains customary indemnification provisions for the registration rights.

     This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Stockholders Agreement

     On November 5, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, any Majority Stockholder may sell (directly or indirectly), assign, mortgage, transfer, pledge or hypothecate ("Transfer") all or a portion of its Equity Securities to a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Majority Stockholder; provided such transferee agrees in writing to be bound by the terms and conditions of the Stockholders Agreement.

     Pursuant to the Stockholders Agreement, any Existing Stockholder (the "Selling Stockholder") desiring to Transfer (other than in a public sale) any Equity Securities must, prior to Transferring such Equity Securities to any third party or parties, deliver to each of the New Stockholders a letter (the "Sale Notice") setting forth (i) the number of Equity Securities such Selling Stockholder wishes to Transfer, (ii) the material terms and conditions, including the purchase price per security, on which such Selling Stockholders wishes to transfer such shares, and (iii) such Selling Stockholder's offer (irrevocable by its terms for 15 days following receipt) to Transfer to the New Stockholders all such Equity Securities on the terms and conditions set forth in the Sale Notice. Within 15 days of receipt of such letter, the New Stockholders may agree to purchase in the aggregate all of the Equity Securities covered by the Sale Notice, and (i) individually, that portion of such Equity Securities offered by the Selling Stockholder equal to their pro rata interest in the Company relative to each other, (ii) such other portion of such Equity Securities as the New Stockholders may agree upon or (iii) in the event either of the New Stockholders does not exercise such right, all of the Equity Securities offered to such declining New Stockholder.

     If, upon the expiration of 15 days following the receipt by the New Stockholders of the Sale Notice, none of the New Stockholders has agreed to purchase all of the Equity Securities covered by such Sales Notice, the Selling Shareholder may sell to a third party or parties all such Equity Securities for at least 95% of the price and upon substantially the same other terms and conditions as contained in the Sale Notice; provided such sale is pursuant to a binding purchase agreement executed within 90 days after the expiration of such 15-day period and closed thereunder within 120 days from the execution of the binding purchase agreement. If the New Stockholders shall have agreed to purchase the Equity Securities covered by the Sale Notice, such sale shall be consummated as soon as practicable after delivery of a notice of acceptance by the Selling Stockholder, but in any event within 90 days of the delivery of the Sales Notice.

     The rights of first offer described above shall apply if one New Stockholder, on the one hand, and the other New Stockholder, on the other hand, were the Selling Stockholder and the New Stockholders, respectively. The rights and obligations of the New Stockholders and Existing Stockholders relating to the right of first offer described above shall terminate on November 5, 2006.

     Each Stockholder agrees to vote all of the Equity Securities owned or held of record by him, her or it to elect a Board of Directors of the Company consisting of ten members, three of whom shall be designated by Deutsche Bank and three of whom shall be designated by Essar, one of whom shall be the President and Chief Executive Officer of the Company and three of whom shall be independent of Deutsche Bank, Essar and the Company. Each Stockholder grants to the Secretary of the Company then in office an irrevocable proxy solely for the purpose of voting all of the Company securities that have voting rights and owned by the grantor of the proxy for the election of directors.

     This description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which has been filed as
Exhibit 4 to this Statement and is incorporated herein by reference.

Promissory Note

     The Note received by Deutsche Bank bears simple interest compounded quarterly at the floating rate of LIBOR plus 0.50% per annum. Interest is payable on the last day of each three (3) month interest period, as set forth in the Note, and calculated on the basis of actual number of days elapsed and a year of 360 days. The Company has the option to pay such interest in cash or to cause such interest to be capitalized and added to the principal amount of the Note, which additional amount shall bear interest and otherwise be payable in accordance with the terms and conditions of the Note. Unless paid on or prior to maturity, the Note matures, and the principal and accrued and unpaid interest becomes due, in two installments. The initial installment of $6,159,489 is, with certain limitations, payable in full upon the earlier of (i) February 5, 2004, and (ii) the first date the Company has availability to receive any funds under a credit facility for which Wells Fargo Foothill, Inc. acts as the arranger and administrative agent or any other lender or group of lenders. The second installment of $7,929,863 is payable in full on November 5, 2006.

Subsidiary Guaranty

     The Note received by Deutsche Bank is guaranteed pursuant to the Subsidiary Guaranty, dated as of November 5, 2003, by the following subsidiaries of the
Company: Advanced Telemarketing Corporation, a Nevada corporation, IQI, Inc., a New York corporation, Lexi International, Inc., a California corporation, InterServ Services Corporation, a Delaware Corporation and EBA Direct, Inc., a Canadian corporation..

Item 7.       Material to be filed as Exhibits.

Exhibit 1:    Joint Filing Agreement

Exhibit 2: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 14, 2003

                                            Deutsche Bank AG

                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Vice President



                                            DB ADVISORS, L.L.C.

                                            By: /s/ Roger Ehrenberg
                                               ---------------------------------
                                                Name:  Roger Ehrenberg
                                                Title: President

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                               DB ADVISORS, L.L.C.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of DB Advisors, L.L.C. The business address of DB Advisors, L.L.C. is 280 Park Avenue, New York, New York 10017.

NAME                           BUSINESS ADDRESS            TITLE                                   CITIZENSHIP
----                           ----------------            -----                                   -----------

Kevin Parker                   60 Wall Street              Chief Executive Officer                 United States
                               New York, New York

Roger Ehrenberg                280 Park Avenue             President                               United States
                               New York, New York

Shengbei Guo                   280 Park Avenue             Executive Vice President                China
                               New York, New York

Paul G. Bigler II              280 Park Avenue             Managing Director                       United States
                               New York, New York

Mark Cullen                    60 Wall Street              Managing Director                       Australia
                               New York, New York

Steven Morris                  60 Wall Street              Managing Director, Chief Financial      New Zealand
                               New York, New York          Officer and Treasurer

Glen MacMullin                 280 Park Avenue             Director                                Canada
                               New York, New York

Tracy C. Wills-Zapata          280 Park Avenue             Director                                United States
                               New York, New York


                                  SCHEDULE A-2

                              MANAGING DIRECTORS OF
                                DEUTSCHE BANK AG

The following sets forth the name, business address, title and citizenship of the managing directors of Deutsche Bank AG. The business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

NAME                            BUSINESS ADDRESS           TITLE                                       CITIZENSHIP
----                            ----------------           -----                                       -----------

Dr. Josef Ackermann             Deutsche Bank AG           Chairman of the Group Executive             Swiss
                                Taunusanlage 12            Member of the Board of
                                60325 Frankfurt            Managing Directors, Deutsche
                                The Federal Republic of    Bank AG
                                Germany

Dr. Tessen von Heydebreck       Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Hermann-Josef Lamberti      Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Clemens Borsig              Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

                                  EXHIBIT INDEX

Exhibit 1:        Joint Filing Agreement

Exhibit 2: Note and Warrant Purchase Agreement, dated as of November 5, 2003, by and between Aegis Communications Group, Inc., Deutsche Bank AG-London acting through DB, LLC as investment advisor and Essar Global Limited

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among Aegis Communications Group, Inc., Deutsche Bank AG-London acting through DB, LLC as investment advisor, Essar Global Limited , Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor and Essar Global Limited